UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Registration No.

333-198112

333-198115

333-201453

333-208922

333-215601

333-216837

333-214033

333-207059

Sorrento Tech, Inc.

(Exact name of registrant as specified in its charter)

20 Independence Boulevard

Warren, New Jersey 07059

(908) 605-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value US$0.001 per share

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Common Stock, par value $0.001 per share: 36

Pursuant to the requirements of the Securities Exchange Act of 1934, Sorrento Tech, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Sorrento Tech, Inc.

Date: January 4, 2018	By:	/s/ Lars Boesgaard
	Name:	Lars Boesgaard
	Title:	Vice President and Chief Financial Officer